Exhibit 99.3

NOTICE OF AVAILABILITY OF PROXY MATERIALS
FOR THE THOMSON REUTERS CORPORATION
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To our shareholders,

We have decided to use the new “notice-and-access” system recently adopted by the Canadian Securities Administrators for delivery of this year’s proxy materials. Under notice-and-access, you still receive a proxy or voting instruction form enabling you to vote at our meeting. However, instead of a paper copy of the management proxy circular and other proxy materials, you have received this notice which contains information about how to access these materials electronically on our website, www.thomsonreuters.com. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

MEETING DATE AND LOCATION

WHEN:	Wednesday, May 8, 2013 12:00 p.m. (Eastern Daylight Time)	WHERE:	Roy Thomson Hall 60 Simcoe Street Toronto, Ontario M5J 2H5, Canada

WHO CAN VOTE

Holders of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 22, 2013

BUSINESS OF THE MEETING

This year’s meeting will cover the following items of business:

	Item of Business	Highlights		Board Vote Recommendation
1	Financial	Receipt of our 2012 audited financial statements.		N/A
statements
		•	Our 2012 annual consolidated financial statements are included in our 2012 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

		•	Shareholders who requested a copy of the 2012 annual report will receive it by mail or e-mail.

		•	Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

2	Directors	At the meeting, 13 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.		FOR EACH DIRECTOR NOMINEE

		•	A majority of our directors are independent.
		•	The roles and responsibilities of the Chairman and the CEO are separate.
		•	Shareholders vote annually for individual directors.

Additional information may be found in the “About Our Directors” section of our management proxy circular.

	Item of Business	Highlights	Board Vote Recommendation
3	Auditor
We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2014 annual meeting of shareholders.

Additional information may be found in the “About Our Independent Auditor” section of our management proxy circular.

FOR
4	U.S. employee stock purchase plan amendment
We are proposing to approve an amendment to the Thomson Reuters U.S. employee stock purchase plan to increase the maximum number of common shares issuable under the plan by seven million common shares.

Additional information may be found in the “U.S. Employee Stock Purchase Plan Amendment” section of our management proxy circular.

FOR
5	Advisory resolution on executive compensation
As in recent years, we are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

Additional information may be found in the “Advisory Resolution on Executive Compensation (Say on Pay)” section of our management proxy circular.

FOR
6	Other business
If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

N/A

SHAREHOLDERS ARE REMINDED TO VIEW OUR PROXY MATERIALS PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

You can find the management proxy circular and other proxy materials at the following websites:

www.thomsonreuters.com/AGM/

www.sedar.com

www.sec.gov

REGISTERED AND NON-REGISTERED/BENEFICIAL HOLDERS

If you’d like to obtain paper copies of the proxy materials or enroll in electronic delivery of shareholder communications, you should first determine whether you are a registered or non-registered/beneficial holder of our common shares. Most of our shareholders are non-registered/beneficial holders.

•
You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

o	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

o	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Non-registered/beneficial shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. Requests may be made up to one year from the date that our management proxy circular was filed on SEDAR by going to www.proxyvote.com and entering the Control Number located on your voting instruction form and following the instructions provided. Alternatively, at any time prior to the meeting, you may submit a request by phone by calling 1.877.907.7643 and then entering your Control Number. Requests should be received at least five business days in advance of the date and time set out in your voting instruction form as a voting deadline if you’d like to receive the proxy materials in advance of the proxy voting deadline and the meeting date.

Registered shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. At any time prior to the meeting, you may submit a request by phone by calling 1.866.962.0498 or 1.514.982.8716 (Depositary Interest holders can call +44 (0) 870.707.1804) and entering the Enrollment Number/Control Number reflected on your proxy form. Requests should be received at least five business days in advance of the date and time set out in your proxy form as a voting deadline if you’d like to receive the proxy materials in advance of proxy voting deadline and the meeting date. Following the meeting, requests may also be made up to one year from the date that our management proxy circular was filed on SEDAR by calling 1.514.982.7555.

HOW TO ENROLL FOR ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

For most non-registered/beneficial shareholders (other than holders of our Depositary Interests), please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form.

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on “eDelivery Signup”. You will need information from your proxy form to register.

Shareholders who register for electronic delivery of shareholder communications receive an e-mail notification with links to copies of the management proxy circular and other proxy materials instead of receiving this notice and the enclosed voting instruction form/proxy form.

VOTING

Non-registered/beneficial shareholders should vote using the methods reflected on your voting instruction form. Your proxy or vote must be received by the proxy deadline noted on your voting instruction form.

Registered shareholders should vote using the methods reflected on your proxy form. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions by 5:00 p.m. (Eastern Daylight Time) on May 6, 2013.

Shareholders with questions about notice-and-access may call Computershare Trust Company of Canada at 1.866.964.0492 (toll free in Canada and the United States) or 1.514.982.8714.